Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA 19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


February 1, 2016

FILED AS EDGAR CORRESPONDENCE

Keith Gregory
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Gallery Trust (File No. 333-208691)
     -----------------------------------

Dear Mr. Gregory:

On behalf of our client, Gallery Trust (the "Registrant"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Registrant's registration statement on Form N-14 (the "Registration Statement"), filed on December 22, 2015, with respect to the reorganization of The International Equity Portfolio (the "Target Fund"), a series of Delaware Pooled Trust (the "Target Trust"), into the Mondrian International Equity Fund (the "Acquiring Fund"), a new series of the Registrant (the "Reorganization"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Target Trust and Mondrian Investment Partners Limited ("Mondrian"), the investment sub-adviser of the Target Fund and the investment adviser of the Acquiring Fund. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1. COMMENT. On the proxy card, please state how improperly marked proxy cards will be voted.

     RESPONSE. The proxy card has been revised to state that:

     WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SPECIFIED. IF THIS PROXY IS PROPERLY EXECUTED, BUT NO SPECIFICATION IS MADE OR THIS PROXY IS IMPROPERLY MARKED, THIS PROXY SHALL BE VOTED FOR THE PROPOSAL.

2. COMMENT. In the "The Proposed Reorganization - Summary of Agreement and Plan of Reorganization" section of the Proxy Statement/Prospectus (the "Proxy"), please remove the statement that the summary is qualified by reference to the form of Agreement.

     RESPONSE. The requested change has been made.

3. COMMENT. Please revise the last sentence in "The Proposed Reorganization - Summary of Agreement and Plan of Reorganization" section of the Proxy to reflect the fact that it is not sufficient to use "commercially reasonable efforts" to satisfy the conditions of the Section 15(f) safe harbor.

     RESPONSE. The Agreement and the sentence have been revised to state that Mondrian will use its best efforts to ensure that the Reorganization will comply with the safe harbor provisions of Section 15(f). The Registrant notes, however, that the statement reflects the allocation of responsibility with respect to Section 15(f) under the Agreement, and does not address the parties' satisfication of the Section 15(f) safe harbor conditions.

4. COMMENT. In "The Proposed Reorganization - Board Considerations in Approving the Reorganization" section of the Proxy, please disclose any pertinent negative factors that the Target Fund Board considered in making its determination to approve the Agreement.

     RESPONSE. The Target Trust advises that the Proxy fully discloses all pertinent factors that the Target Fund board considered in its determination to approve the Agreement.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Registrant will not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon  Salkin